September 30, 2011

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael R. Clampitt
Matt McNair

Re:	Sterling Financial Corporation
Post-Effective Amendment No. 4 to Registration Statement on Form S-1 on Form S-3
Filed on September 21, 2011
File No. 333-169579

Ladies and Gentlemen:

Sterling Financial Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 26, 2011 relating to the Company’s Post-Effective Amendment No. 4 to Registration Statement on Form S-1 on Form S-3 (File No. 333-169579) filed with the Commission on September 21, 2011.

Simultaneously herewith, the Company is filing via EDGAR Post-Effective Amendment No. 5 to the registration statement (“Amendment No. 5”).

In this letter, we have restated the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	We note that your ability to use operating loss carry-forwards and built-in losses to offset future taxable income may be limited if you experience an “ownership change” as defined in Section 382 of the Internal Revenue Code. We also note the disclosure indicating that you are “close” to the ownership change threshold. Please revise to disclose whether you have experienced an ownership change as defined in Section 382 of the Internal Revenue Code. If you have not experienced an ownership change, please file as an exhibit to the post-effective amendment an opinion addressing this tax matter, or tell us why you believe an opinion is not required.

Our response to Comment 1 is set forth in two parts: (a) disclosure of whether the Company has experienced an “ownership change” as defined in Section 382 of the Internal Revenue Code and (b) the requirement for an opinion addressing this tax matter.

(a) Whether the Company has experienced an ownership change:

The Company’s financial statements reflect the Company’s belief that it has not experienced an “ownership change” as defined in Section 382 of the Internal Revenue

Code. As indicated in Note 12 to the financial statements in its annual report on Form 10-K for 2010 and Note 7 to the financial statements in its quarterly report on Form 10-Q for the quarter ended June 30, 2011, the Company had a deferred tax asset related to net operating loss carry-forwards of $263 million as of December 31, 2010 and $279 million as of June 30, 2011.

The Company further disclosed in the financial statements and elsewhere in these filings that its ability to use these operating loss carryforwards to offset future taxable income may be limited if the Company experiences an ownership change. The recapitalization transactions that occurred in 2010 caused the Company to get close to the ownership change threshold but did not result in an ownership change. The Company took significant steps designed to reduce the likelihood of future transactions that could result in an ownership change, as disclosed in detail in the registration statement and incorporated filings.

The foregoing amounts and disclosures, as of December 31, 2010, are reflected in financial statements on which the Company’s auditors have given their opinion.

The prospectus has been revised on page 8 to more clearly disclose the Company’s belief that it has not undergone an “ownership change”:

“Due to the complexity of Section 382 and the limited knowledge any public company has about the ownership of its publicly-traded stock, it is difficult to conclude with certainty at any given point in time whether an “ownership change” has occurred. Nonetheless, as a result of the Recapitalization, we believe that we are close to the “ownership change” threshold, but we do not believe that we have experienced an “ownership change” since the tax assets arose.”

(b)	Why we believe an opinion regarding the non-occurrence of an ownership change is not required:

Comment 1 requests an opinion addressing the non-occurrence of an “ownership change” as defined in Section 382 of the Internal Revenue Code.

The requirement to include an opinion regarding tax matters is set forth in Item 601(b)(8) of Regulation S-K. Item 601(b)(8) applies to tax consequences to investors of acquiring, owning or selling securities. Specifically, in the context of a registration statement on Form S-3, a tax opinion “need only be filed where. . . the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing”.

The non-occurrence (or occurrence) of an ownership change has no tax consequences to the holders of Company securities. Accordingly, we believe that an opinion regarding the non-occurrence of an ownership change is not required under Regulation S-K.

Furthermore, while the non-occurrence (or occurrence) of an ownership change most certainly has tax consequences to the Company that may be material, we believe investors can rely on the Company’s audited and unaudited financial statements and accompanying notes regarding these matters and that there is no requirement to obtain and file an opinion regarding the non-occurrence of an ownership change.

Please note that we have separately filed an opinion as to the tax disclosure contained in the section entitled “Certain Material U.S. Federal Income and Estate Tax Considerations”. Please see exhibit 8.1.

2.	Please update your filing to disclose third-quarter financial results or confirm, if accurate, that there has not been a material adverse change in financial condition during the quarter.

The Company has not experienced a material adverse change in its financial condition during the third quarter of the 2011 fiscal year.

Prospectus Cover Page

3.	We note the disclosure in the third paragraph of the prospectus cover page. Please remove from that paragraph the reference to the Warrants since the Warrants can be sold only at prices within the specified price ranges.

The prospectus has been revised to address this comment. In lieu of removing the reference to the Warrants on the cover page, we have removed the reference on the cover page to the Common Stock and Warrants being sold “at prices” determined at the time of the offering. We believe the Plan of Distribution makes clear that the Common Stock will be sold at prices determined at the time of the offering.

4.	It is our understanding based on prior conversations with your legal counsel that the Selling Shareholders may decide to sell the Warrants at prices outside the stated price ranges. Please confirm that the Selling Shareholders will not use the prospectus to sell the Warrants at prices outside the specified ranges. Alternatively, provide us with your analysis explaining why you believe the Selling Shareholders may use the prospectus to sell the Warrants at prices outside the specified ranges.

The Company respectfully advises the Staff that it does not know whether the selling security holders will sell their warrants at prices outside the stated price ranges. If and to the extent such sales occur, the Company would disclose an updated price or price range in a prospectus supplement filed under Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) or a report filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that is incorporated by reference in the Form S-3.

We believe the filing of an updated price or price range in a prospectus filed under Rule 424(b) or an incorporated Exchange Act report is specifically permitted under Item 512 of Regulation S-K in the context of a registration statement on Form S-3. Item 512(a)(1)(ii) of Regulation S-K states that a registrant must undertake to file a post-effective amendment to the registration statement:

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

Item 512 of Regulation S-K requires a post-effective amendment only if there has been a fundamental change, and we do not believe that a change in the pricing of existing warrants in the context of a secondary sale would constitute a fundamental change. While the Commission has not defined fundamental change, it has provided examples in various SEC interpretive materials that illustrate that a fundamental change is generally interpreted to relate to a major change in the issuer’s operations, such as a significant acquisition or disposition, or to a change in the business or operations of the registrant that would necessitate a restatement of the financial statements. 1 In contrast, the Commission has indicated that a change in the price of a security, though material to investors, is not in and of itself, a fundamental change when all other terms remain the same. Here, a change in warrant pricing would relate solely to secondary sales of securities that were originally sold by the Company more than a year ago and for which the Company would not receive any proceeds. Thus, the change of warrant pricing would not constitute a fundamental change, and a post-effective amendment would not be required to provide an updated price range.

As for the second sentence of Item 512(a)(1)(ii), the Staff has made clear that a deviation from the price range beyond the 20% threshold does not automatically trigger a need for a post-effective amendment. Indeed, at the time that sentence was added to Item 512(a)(1)(ii), the Staff made clear that a post-effective amendment would be required only if such deviation materially changes the previous disclosure. 2 As indicated above, in the

[1]	Securities Act Release No. 6383 (Mar. 3, 1982) discussed the adoption of the integrated disclosure system and provided guidance on what constitutes a fundamental change:

[T]he use of the term “fundamental” is intended to reflect current staff practice under which post-effective amendments are filed when major and substantial changes are made to information contained in the registration statement. Material changes that can be stated accurately and succinctly in a short sticker will continue to be permitted. While many variations in matters such as operating results, properties, business, product development, backlog, management and litigation ordinarily would not be fundamental, major changes in the issuer’s operations, such as significant acquisitions or dispositions, would require the filing of a post-effective amendment. Also, any change in the business or operations of the registrant that would necessitate a restatement of the financial statements always would be reflected in a post-effective amendment. At the same time, pursuant to the undertaking, a registrant using a shelf registration statement for a series of debt offerings would be able to sticker the prospectus to reflect changes in interest rates, redemption, prices and maturities. Although such information is material to any investor in the securities, it does not represent a fundamental change in the information set forth in the registration statement when all other details remain the same.

[2]

Sentence 2 of Item 512(a)(1)(ii) was added in 1995 in connection with the adoption of rules designed to solve issues arising in connection with the change to T+3 settlement and corresponds to changes made to Rule 430A and Rule 462(b). Securities Act Release No. 7168, n.32 (May 11, 1995) explains why Item 512(a) was amended:

This revision pertains to changes in offering size that occur at pricing and does not extend to changes made after that time. While no post-effective amendment is required to be filed, issuers continue to be responsible for evaluating the effect of a volume change or price deviation on the accuracy and completeness of disclosure made to investors. When there is a change in offering

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context of a secondary offering of warrants we do not believe that a change in price materially changes the disclosure such that a post-effective amendment would be required.

Moreover, Item 512(a) of Regulation S-K provides that certain of its paragraphs, including paragraph (a)(1)(ii) thereof that requires that fundamental changes be reflected in post-effective amendments, would not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in Exchange Act reports that are incorporated by reference in the registration statement, or is contained in a Rule 424(b) prospectus under the Securities Act. Because the Company’s registration statement is on Form S-3, we respectfully submit that Item 512(a) of Regulation S-K permits changes in the pricing of the warrants to be disclosed in incorporated Exchange Act reports or a Rule 424(b) prospectus.

Exhibit Index

General

5.	Please tell us why you have not included all exhibits required by Item 601 of Regulation S-K.

The Company respectfully submits that all exhibits that are required to be included in a registration statement on Form S-3 under Item 601 of Regulation S-K have been included. Certain exhibits that were previously filed with the Company’s original registration statement on Form S-1 have not been included due to differing requirements of Form S-3 or have been renumbered in compliance with Item 601 of Regulation S-K.

Exhibit 5.1

6.	Please file an updated opinion of counsel. Please ensure that counsel opines that the Warrants are binding obligations under the laws governing the warrant agreements. In addition, please arrange for counsel to remove the assumption that a sufficient number of shares of common stock will be authorized and available for issuance. Also, ensure that the opinion speaks as of the effective date of the post-effective amendment.

An updated opinion of counsel has been filed with Amendment No. 5.

* * * * *

Please feel free to contact me at 509-838-7239 should you have any questions or additional comments.

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size or deviation from the price range beyond the 20% threshold, a post-effective amendment would continue to be required only if such change or deviation materially changes the previous disclosure. Of course, if an increase beyond the 20% threshold requires registration of additional securities, a new registration statement updated in all respects must be filed.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Andrew J. Schultheis
Andrew J. Schultheis
Executive Vice President and General Counsel

cc (w/o encl.):	Patrick J. Rusnak, CFO
Sterling Financial Corporation

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP